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Davis Polk & Wardwell LLP	212 450 4000 tel

450 Lexington Avenue

New York, NY 10017

March 26, 2021

Re:	VG Acquisition Corp.

Draft Registration Statement on Form S-4

Submitted February 16, 2021

CIK 0001804591

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Sir or Madam,

On behalf of our client, VG Acquisition Corp., a Cayman Islands exempted company (the “Company” or “VGAC”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-4 (the “Draft Registration Statement”) contained in the Staff’s letter dated March 17, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is submitting the Registration Statement (“the Registration Statement”) together with this response letter. The Registration Statement contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the Registration Statement and marked copies of the Registration Statement showing the changes to the Draft Registration Statement submitted on February 16, 2021.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments, as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Registration Statement where the revised language addressing a particular comment appears.

Registration Statement on Form S-4

What are the U.S. federal income tax consequences of the Domestication Proposal?,, page xv

Office of Life Sciences
U.S. Securities and Exchange Commission	2	March 26, 2021

1.

Your statement that the Domestication “should” constitute a tax-free reorganization within the meaning of Section 368(a)(1)(F) appears to convey doubt or uncertainty about the tax treatment. Please revise your disclosure here and in your disclosure beginning on page 137 to explain why you are unable to provide a “will” opinion and to clarify that the opinion is subject to a degree of uncertainly. Similarly address your statement on page xxi indicating that redemption exercises “may” be treated as selling ordinary shares or common stock, resulting in the recognition of capital gain or capital loss. Additionally, file a tax opinion as required by Item 601(b)(8) of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page pages xix and 71 of the Registration Statement and filed a tax opinion as Exhibit 8.1 to the Registration Statement.

Do any of 23andMe’s directors or officers have interests in the Merger that may differ from or be in addition ...?, page xxx

2.	Briefly identify these conflicts of interest.

Response:

In response to the Staff’s comment, the Company revised the disclosure on page xxxi to identify the interests of 23andMe directors and officers that may differ from or be in addition to the interests of 23andMe stockholders.

Summary of the Proxy Statement/Consent Solicitation/Prospectus, page 1

3.

On page 1 you state: “23andMe was the first company to obtain Food and Drug Administration (“FDA”) authorization for a direct-to-consumer genetic test, and is the only company to have FDA authorization, clearance, or pre-market exemption for all of its carrier status, genetic health risk, cancer predisposition, and pharmacogenetics reports.” Please revise to clarify this statement by defining the testing types referenced and explaining the comparison being made to your competitors, including by stating, as you do on page 23, that other companies have since received FDA authorization, clearance or pre-market exemption for at least certain of their genetic and health risk reports.

Response:	The Company acknowledges the Staff’s comment and in response has added to its disclosure on page 1.

4.

We note your statement on page 13 that the Sponsor owns approximately 20% of the issued and outstanding ordinary shares. Please revise page 13 to state the voting power held by the Sponsor and resulting requisite vote for remaining VGAC stockholders for each proposal. Please also revise to state the total ownership and voting power of the Virgin Group and its affiliates, including VGAC, after the Business Combination, given that the Virgin Group is an existing 23andMe stockholder.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 13 of the Registration Statement.

Office of Finance
U.S. Securities and Exchange Commission	3	March 26, 2021

Ownership of New 23andMe hold in New 23andMe, page 8

5.

Please include a similar question and applicable table depicting the voting power of VGAC shareholders, VGAC sponsor, PIPE Investors, 23andMe Class A shareholders and Class B shareholders in New 23andMe assuming no redemptions and maximum redemptions.

Response:

The Company has revised page 9 to include a similar question and applicable table depicting the voting power of VGAC shareholders, VGAC sponsor, PIPE Investors, 23andMe Class A shareholders and Class B shareholders in New 23andMe assuming no redemptions and maximum redemptions.

Ongoing litigation could have a significant negative impact on 23andMe, page 36

6.	Please revise page 36 to state the amount at issue in the Celmatix litigation.

Response:	In response to the Staff’s comment, the Company revised the disclosure on page 40 to state the amount of damages that Celmatix alleged in its complaint that it believed it had suffered.

Risk Factors 23andMe’s ability to use its net operating loss and research and development credit carryforwards..., page 37

7.

We note your statement that it is likely that the Business Combination would result in an ownership change and if an ownership change is deemed to have occurred, 23andMe’s carryforwards may be limited. Please revise to explain how the limitation on the use of carryforwards is determined if there is an ownership change.

Response:	The Company has provided additional disclosure on pages 40 to 41 addressing how the limitation on the use of carryforwards would be determined in connection with an ownership change.

Business Combination Proposal The Merger Agreement, page 83

8.

Please revise page 84 to state how the Share Conversion Ratio is calculated and quantify the value of the Share Conversion Ratio that is being used as the assumed value throughout the registration statement.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 87 of the Registration Statement.

Office of Life Sciences
U.S. Securities and Exchange Commission	4	March 26, 2021

9.	Please identify the closing conditions that are subject to waiver.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 88 of the Registration Statement.

10.	Please revise your disclosure to reflect the no shop provision included as Section 9.10 in the Merger Agreement.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 88 of the Registration Statement.

Related Agreements, page 86

11.

Please revise page 86 and elsewhere to specify the registration rights awarded to the PIPE Investors and whether they are distinct from those granted under the Amended and Restated Registration Rights Agreement. Please also specify the number of shares covered under the Amended and Restated Registration Rights Agreement.

Response:

The Company has revised the disclosure on under “Related Agreements – PIPE Financing” on page 90 and under “Certain Relationships and Related Person Transactions – 23andMe – PIPE Financing” on page 295 to describe the registration rights provided to the PIPE Investors and to specify that such registration rights are distinct from those granted under the Amended and Restated Registration Rights Agreement. Additionally, the Company has added a statement regarding the number of shares covered under the Amended and Restated Registration Rights Agreement, with the final number to be completed when determinable, under “Related Agreements – Amended and Restated Registration Rights Agreement” on page 90.

Background to the Business Combination, page 87

12.

Please provide a more detailed description of the process used in eliminating potential business combination candidates as you progressed from 728 candidates to 23 candidates. How many candidates were still under consideration on October 15, 2020 when you discussed the range of potential targets with LionTree?

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 93 of the Registration Statement.

13.

Please revise page 88 to provide more detail concerning the entities that you were in meaningful and detailed discussions with, including whether any companies entered a confidentiality agreement or letter of intent, their industries, size and why discussions ended on a company-by-company basis.

Office of Finance
U.S. Securities and Exchange Commission	5	March 26, 2021

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 92 of the Registration Statement.

Summary of VGAC Financial Analysis, page 98

14.

Please provide more detail concerning the pro forma enterprise value in your internal valuation analysis and how it was calculated, as well as additional detail concerning the qualitative aspect of your analysis, such as whether operating history or, with respect to therapeutics companies, clinical stage, was considered. Please expand the disclosure to state the selection criteria used to determine the companies used in the analyses. Disclose whether any companies meeting the selection criteria were excluded from the analyses and, if so, explain why. Please also provide the corresponding date for the data underlying these comparative market cap and enterprise value calculations.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 102 and 103 of the Registration Statement.

Certain Company Projected Financial Information, page 99

15.	Please revise to disclose the financial projections used and discuss all material assumptions used to develop the financial projections used, including the growth rate of 23andMe’s PGS business.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 104 and 105.

Charter Amendment Proposal, page 108

16.

We note that the Charter Amendment Proposal is separate from the Governing Documents Proposal even though these proposals overlap. Please explain why these are separate proposals and revise to explain how these proposals interact. For instance, explain the effect if one or more of the Governing Documents Proposals were not approved but the Charter Amendment Proposal was approved.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page xi of the Registration Statement to clarify that the various Governing Documents proposals are non-binding, advisory proposals. The Company respectfully advises the Staff that the Charter Amendment Proposal is required as a matter of Cayman Islands law to adopt a new certificate of incorporation and bylaws for New 23andMe. The Governing Documents Proposals are non-binding, advisory resolutions designed to highlight material differences between the existing and proposed governing documents for VGAC shareholders in compliance with SEC guidance.

Office of Life Sciences
U.S. Securities and Exchange Commission	6	March 26, 2021

Governing Documents Proposal C - Approval of Other Changes in Connection with Adoption of the Proposed Governing Documents, page 116

17.

We note that Governing Documents Proposal C is seeking stockholder approval of “other changes necessary or, as mutually agreed in good faith by VGAC and 23andMe, desirable in connection with the replacement of the Existing Governing Documents with the Proposed Certificate of Incorporation and Proposed Bylaws as part of the Domestication,” including electing not to be governed by Section 203 of the DGCL and adopting Delaware as the exclusive forum for certain stockholder litigation. Please provide your analysis as to why you are not required to unbundle the various material provisions to the proposed changes to your certificate of incorporation. Additionally, on page 117 you state that “certain material changes between the Existing Governing Documents and the Proposed Governing Documents have been unbundled into distinct Governing Documents Proposals.” Please ensure all material differences are presented as separate proposals to be voted upon. Please refer to Rule 14a-4(a)(3) of Regulation 14A and the Compliance and Disclosure Interpretations relating to Rule 14a-4(a)(3), which is available on our website.

Response:

In response to the Staff’s comment, the Company has reconsidered the application of Rule 14a-4(a)(3) and Question 101.02 of the Compliance and Disclosure Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) Generally) (“Question 101.02”) as they pertain to the provisions of the Proposed Governing Documents relating to Section 203 of the DGCL and exclusive forum. Following such reconsideration and consistent with the guidance provided under Question 101.02, the Company has determined that the option to opt out of a prohibition on certain business combinations (DGCL §203) contained in the Registration Statement should be unbundled as it includes new provisions on which VGAC shareholders could reasonably be expected to wish to express a view separate from their views on the approval of the Domestication. The Company has added a new Governing Documents Proposal E in the Registration Statement, which contemplates opting out of Section 203 of the DGCL and limiting certain corporate takeovers by interested stockholders.

However, the Company respectfully submits that it does not believe that the provision adopting Delaware as the exclusive forum for certain stockholder litigation in the Proposed Governing Documents should be unbundled under Rule 14a-4(a)(3) under the Exchange Act. Pursuant to the guidance in Question 101.02, the Staff notes that it “would not ordinarily object to the bundling of any number of immaterial matters with a single material matter” and that in determining materiality, a company “should consider whether a given matter substantively affects shareholder rights.” The Company has considered Rule 14a-4(a)(3) and guidance issued by the Staff with respect thereto, and the Company respectfully notes that it does not believe that the elements of Governing Documents Proposal C, which authorizes (i) changing the post-Business Combination corporate name, (ii) making New 23andMe’s corporate

Office of Finance
U.S. Securities and Exchange Commission	7	March 26, 2021

existence perpetual, (iii) adopting Delaware as the exclusive forum for certain stockholder litigation and (iv) removing certain provisions related to VGAC’s status as a blank check company, represent “separate matters” required to be presented in separate proposals. The provisions under Governing Documents Proposal C are inextricably linked components of the establishment of a perpetually existing Delaware corporation governed by the DGCL in the place of a limited existence, blank check Cayman Islands company governed by the Cayman Islands Companies Law.

The purpose of the unbundling rule of Rule 14a-4(a)(3), as expressed in Exchange Act Release No. 31326 (October 16, 1992), is to permit stockholders to communicate their views on each of the matters put to a vote, and to not be compelled to approve parts of packaged matters they might not approve if presented independently. As discussed above, the Company believes that the elements of Governing Documents Proposal C comprise a unitary matter, which are all related to the Company’s existence as a Delaware corporation under the DGCL.

For these reasons, the Company believes that the individual components of Governing Documents Proposal C should not be considered separately and the Company respectfully submits that stockholders should instead consider Governing Documents Proposal C as currently drafted.

18.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” and that the federal district courts of the United States will be the sole and exclusive forum for resolving any action asserting a claim arising under the Securities Act. Please disclose whether this provision applies to actions arising under the Exchange Act. Please also ensure that the exclusive forum provision in the governing documents clearly states whether it is applicable to actions arising under the Securities Act or Exchange Act, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:

In response to the Staff’s comment, the Company added disclosure on pages 124 and 306 to clarify that the exclusive forum provision does not apply to actions arising under the Exchange Act. The Company supplementally advises the Staff that New 23andMe will acknowledge in its future filings, including its risk factor disclosures, that the portion of the provision requiring the Court of Chancery of the State of Delaware or the state courts of the State of Delaware be the exclusive forum for certain suits would not be enforceable with respect to any suits brought to enforce any liability or duty created by the Exchange Act or the Securities Act, and that the New 23andMe stockholders will not be deemed to have waived New 23andMe’s compliance with the federal securities laws and the rules and regulations thereunder.

Office of Life Sciences
U.S. Securities and Exchange Commission	8	March 26, 2021

Information about 23andMe Overview, page 174

19.	Please revise the description of the GSK Agreement on page 179 to provide the following:

•	nature and scope of intellectual property rights of each party, including post-termination rights with respect to any of the 30 drug targets jointly identified;

•	duration of any royalty term;

•	royalty rates, royalty range or how the rate will be determined;

•	any amounts paid or received to date;

•	how potential milestone payments will be determined; and

•	termination provisions.

Please also file such agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S- K or tell us how you have determined it is not a required exhibit.

Response:

The description of the GSK Agreement on pages 209 to 210 has been updated to address the Staff’s comment. The Company plans to file the GSK Agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

20.

On page 183 you state that the insights from the 23andMe GWAS and PheWAS translate into thousands of potential drug targets, the statement appears highly speculative. Please remove it or provide further explanation.

Response:	In accordance with the Staff’s request, the Company amended its disclosure on page 214 to remove the statement that appears speculative.

Our Market Opportunity, page 184

21.

Please eliminate the graphic and related statements indicating that you will cut the time to IND from an average of 7 years to 4 years and that your approach will double the probability of success. The statements are speculative and it is not appropriate to indicate your product candidates have a higher probability of success.

Response:	In response to the Staff’s comment, the Company has deleted the graphic and related statements.

22.

Please revise page 188 to describe the graphic shown, including whether these conditions are conditions reported by your customers or potential genetic conditions reported by your tests. With respect to the p-value mentioned, please revise to state the meaning of p-values in this context.

Office of Finance
U.S. Securities and Exchange Commission	9	March 26, 2021

Response:

The Company has provided additional disclosure on page 220 to describe the referenced graphic and to clarify that 23andMe conducts GWAS, in which it tests inherited genetic variants for association with a particular disease. Additionally, the Company has deleted all of the text relating to p-values, and has added a brief definition to accompany the single remaining reference, which is in the Y-axis in the chart on page 220.

23.

Please also provide more specificity around the “multiple” preclinical programs in your pipeline table to identify the target indications or disclose that due to the early stage of development you have not yet identified indications.

Response:	In response to the Staff’s comment, the Company revised page 223 to include additional information regarding the target indications identified in 23andMe’s preclinical programs.

24.

Please revise your graphic and surrounding text on pages 190 and 221 to delete references to the number of validated targets for 2021-2024. This information is speculative and inappropriately assumes successful preclinical trials.

Response:	The Company deleted the graphic and the corresponding references to the number of validated targets for 2021-2024.

Intellectual Property, page 193

25.

Please revise page 193 to provide (i) the specific products, product groups and technologies to which such patents relate; (ii) whether the patents are owned or licensed; (iii) the type of patent protection and (iv) the specific jurisdictions covered.

Response:	The Company acknowledges the Staff’s comment and, in response, has added to its disclosure on page 224 the requested information relating to 23andMe’s patents.

Results of Operations, page 224

26.

Please revise to provide more robust discussion of changes in your results of operations. For example, you disclose that revenues decreased because of a reduction in the volume of PGS kit sales resulting from reductions in promotional activities. Please revise to explain the reasons for the reduction in promotional activities. In addition, please consider providing disclosures related to expectations for future periods.

Response:

In accordance with the Staff’s request, the Company revised the disclosure on page 256 to provide additional detail regarding changes in 23andMe’s results of operations, including a further explanation of the revenue decrease relating to PGS kit sales and the reasons for the reduction in promotional activities.

General

27.	Please expand to provide a break-out of the nature of the expenses and by key projects for your research and development expenses incurred during each period presented.

Office of Life Sciences
U.S. Securities and Exchange Commission	10	March 26, 2021

Response:

The Company has provided the requested disclosure relating to 23andMe’s research and development expenses on page 257 to break out the nature of the expenses and by key projects for our research and development expenses incurred during each period presented.

Adjusted EBITDA , page 226

28.

We note on page F-7 that you recognized $12.6 million of impairment related to your ROU assets associated with your operating lease in Sunnyvale, California, as a result of foreseeable future sublease rental income reduced and delayed by COVID 19 during fiscal 2020 and that you have classified this within your restructuring expense. We further note that you present consolidated Adjusted EBITDA and that this expense is a component of the restructuring line item within the GAAP to non-GAAP reconciliation. Please revise your filing to clearly disclose this amount and to describe the nature of these impairment expenses and how you were able to determine this expense is incremental to your normal operations and nonrecurring. Refer to Item 10(e) of Regulation S-K and Question 100.1 of the Non-GAAP Financial Measures Compliance and Disclosures Interpretations.

Response:

The Company respectfully advises the Staff that for fiscal year 2020 “Restructuring and other charges,” which is a separate line item on 23andMe’s Consolidated Statements of Operations, includes charges related to a reduction in workforce. In order to clarify the amount and nature of the charges in the “Restructuring and other charges” line item in the Adjusted EBITDA table, the Company expanded the disclosure in the footnote on page 261.

Office of Finance
U.S. Securities and Exchange Commission	11	March 26, 2021

Revenue Recognition, page 231

29.

We note your disclosure regarding breakage revenue and the materiality of the amounts for the past two years. Please tell us the impact to total revenues and earnings if your estimate of unreturned kits is not materially accurate.

Response:

The Company respectfully advises the Staff that 23andMe has considered the expected breakage for unreturned kits in accordance with ASC 606-10-55-48 and recognized the expected breakage amount as revenue in proportion to kits not expected to be returned. The estimation of breakage is established using historical data and consideration of other factors that could influence customer kit return behavior. For the majority of kits sold, 23andMe has unique barcode tracking for each kit which allows it to accurately measure kit return behavior which produces breakage reporting. Historically, customer kit return activity is very timely (over 85% of kits are returned within the first 3 months from sale) and customer return behavior has established a pattern and has been consistent over the past four years. 23andMe believes the methodology applied by it is materially accurate as the difference between actual breakage and estimated breakage has been immaterial.

The Company further respectfully advises the Staff that 23andMe has performed a look-back analysis with additional subsequent data obtained after the original breakage estimation. Based upon this analysis, 23andMe concluded the difference between actual and estimated breakage revenue was approximately $2.1 million and $0.5 million, respectively, during the fiscal year ended March 31, 2020 and 2019, which represent less than 0.7% and 0.1%, respectively, of total revenue during the periods presented. The related difference would also have an impact to 23andMe’s net loss by approximately $1.8 million and $0.1 million during the periods presented.

In light of the immateriality of breakage related true-up to its results, 23andMe believes disclosure of these revenue amounts is not required within the Critical Accounting Policies and Estimates section of MD&A. 23andMe continually monitors and considers the financial statements material impacts and trends that would be meaningful to investors and include such information within MD&A as appropriate.

Office of Life Sciences
U.S. Securities and Exchange Commission	12	March 26, 2021

Beneficial Ownership of Securities, page 253

30.	Please provide the beneficial ownership disclosure of 23andMe prior to consummation of the Business Combination. Refer to Item 6(d) of Schedule 14A and Item 403 of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and respectfully notes that 23andMe does not have securities registered pursuant to Section 12 of the Exchange Act and is not subject to Section 13 or 15(d) of the Exchange Act. Accordingly, the Company respectfully submits that it does not believe that 23andMe is required to comply with Item 6(d) to Schedule 14A in connection with its solicitation of written consents from 23andMe stockholders.

31.

Please revise your disclosure to identify the natural person or persons who have voting and/or investment control of the shares held by ABeeC 2.0, LLC, NewView Capital Fund I, L.P. and the entities affiliated with G Squared Equity Management LP on page 256. Refer to Item 403 of Regulation S-K required by Item 6 of Schedule 14A.

Response:

The Company has responded to the Staff’s comment by revising footnotes 9, 13, and 17 on pages 289 to 290 to identify the persons with voting and/or investment control of the shares held by ABeeC 2.0, LLC, NewView Capital Fund I, L.P. and the entities affiliated with G Squared Equity Management LP.

Where You Can Find More Information; Incorporation by Reference, page 287

32.

Please remove the incorporation by reference language regarding any additional documents that you may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the general meeting, as it appears you are not eligible for incorporation by reference pursuant to Form S-4. Please revise the S-4 to include any required information from Exchange Act filings.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 322 to 323 of the Registration Statement.

Index to Consolidated Financial

Statements Note 3. Collaborations, page

F-21

33.

We note that you determined the initial transaction price under the GlaxoSmithKline plc agreement to be $127.3 million. Please tell us and revise your filing to explain in more detail how you determined the initial transaction price.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that 23andMe determined that the initial transaction price under the GSK Agreement was $127.3 million, consisting of four annual payments for research services and certain options to include pre-existing targets of 23andMe in the collaboration, which were determined to represent material rights.

23andMe considered the ASC 606 criteria for combining contracts and determined that the GSK Agreement and Series F-1 Preferred Stock Purchase Agreement should be combined into a single contract because they were negotiated and entered into in contemplation of one another. The fair value of Series F-1 redeemable convertible preferred stock issued to GSK was determined to be $272.7 million (see Note 2: Summary of Significant Accounting Policies – Nonrecurring Fair Value Measurements), resulting in a $27.3 million premium received by the 23andMe. 23andMe accounted for the equity issued to GSK based on its fair market value on the transaction date and determined that the premium paid by GSK should be attributed to the transaction price of the GSK Agreement.

Office of Finance
U.S. Securities and Exchange Commission	13	March 26, 2021

The financial statements of 23andMe include revised disclosure on page F-41 to provide additional detail regarding the determination of the initial transaction price.

Exhibits

34.	Please file the employment agreements with Steven Schoch, Fred Kohler, Kathy Hibbs and Steve Lemon as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Response:

In accordance with the Staff’s request, the Company has included the employment agreements with Steven Schoch, Fred Kohler, Kathy Hibbs, and Steve Lemon as Exhibits 10.8, 10.9, 10.10 and 10.11, respectively.

General

35.

Please provide us with copies of the materials that your financial advisors prepared and shared with your board in connection with this transaction, including any board books, transcripts and summaries of oral presentations made to the board. We may have additional comments after we review those materials.

Response:	In response to the Staff’s comment, the Staff is supplementally advised that no materials were shared with the board and no presentations were made by the financial advisors to the board.

36.

We note much of the required disclosure is currently missing and you have indicated it will be provided in a subsequent filing. Please note we will defer our review if the information is not provided in your next filing.

Response:	The Company respectfully acknowledges the Staff’s comment.

Please do not hesitate to contact me at (212) 450-4736, (212) 701-5736 (fax) or lee.hochbaum@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

Lee Hochbaum

cc: Via E-mail

Office of Life Sciences
U.S. Securities and Exchange Commission	14	March 26, 2021

Evan Lovell, Director and Chief Financial Officer, VG Acquisition Corp.

James Cahillane, General Counsel and Corporate Secretary, VG Acquisition Corp.

Marlee S. Myers, Morgan, Lewis & Bockius, LLP

Howard A. Kenny, Morgan, Lewis & Bockius, LLP

Celia A. Soehner, Morgan, Lewis & Bockius, LLP